# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Essa Pharma, Inc., CIK 0001633932
CUSIP: 29668H708
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 720, 999 West Broadway Vancouver, British Columbia, British Columbia Canada (A1), V5Z 1K5
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-19-000785
Filed by CIK 0001786724

## Reporting persons
- Soleus Capital Special Opportunities Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) The shares reported in this table are held directly by Soleus Capital Special Opportunities Fund, L.P. ("Special Fund"). Soleus Capital, LLC is the sole general partner of each of Special Fund and Soleus Capital Master Fund, L.P. ("Master Fund"), Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management, L.P. ("Soleus Capital Management") is the investment manager for each of Special Fund and Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Special Fund other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of the common stock of Essa Pharma, Inc. (the "Issuer") outstanding as of December 16, 2024, as set forth on the cover of the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2024 that was filed with the Securities and Exchange Commission on December 17, 2024 (the "Form 10-K").
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of each of Master Fund and Special Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for each of Master Fund and Special Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of common stock of the Issuer outstanding as of December 16, 2024, as set forth on the cover of the Form 10-K.
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of each of Master Fund and Special Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for each of Master Fund and Special Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of common stock of the Issuer outstanding as of December 16, 2024, as set forth on the cover of the Form 10-K.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of each of Master Fund and Special Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for each of Master Fund and Special Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of common stock of the Issuer outstanding as of December 16, 2024, as set forth on the cover of the Form 10-K.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of each of Master Fund and Special Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for each of Master Fund and Special Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and Soleus GP, LLC. Each of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of common stock of the Issuer outstanding as of December 16, 2024, as set forth on the cover of the Form 10-K.
- Soleus GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of each of Master Fund and Special Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for each of Master Fund and Special Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and Soleus GP, LLC. Each of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of common stock of the Issuer outstanding as of December 16, 2024, as set forth on the cover of the Form 10-K.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,262,026; sole dispositive power 0; shared dispositive power 2,262,026; aggregate amount beneficially owned 2,262,026 (5.1% of the class)
  Comment: (1) The shares reported in this table are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of each of Master Fund and Special Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for each of Master Fund and Special Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and Soleus GP, LLC. Each of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage listed in this table is calculated based upon 44,388,550 shares of common stock of the Issuer outstanding as of December 16, 2024, as set forth on the cover of the Form 10-K.

## Item 1. Issuer
Name of issuer: Essa Pharma, Inc.
Address of issuer's principal executive offices: Suite 720, 999 West Broadway Vancouver, British Columbia, Canada, V5Z 1K5

## Item 2. Person Filing
Name of person filing:
Soleus Capital Special Opportunities Fund, L.P.
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Capital Special Opportunities Fund, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Master Fund, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Group, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus GP, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Guy Levy
c/o Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830
Citizenship:
Soleus Capital Special Opportunities Fund, L.P. - Delaware
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

Soleus Capital Special Opportunities Fund, L.P. - 0
Soleus Capital Master Fund, L.P. - 2,262,026
Soleus Capital, LLC - 2,262,026
Soleus Capital Group, LLC - 2,262,026
Soleus Capital Management, L.P. - 2,262,026
Soleus GP, LLC - 2,262,026
Guy Levy - 2,262,026
Percent of class:
Soleus Capital Special Opportunities Fund, L.P. - 0%
Soleus Capital Master Fund, L.P. - 5.1%
Soleus Capital, LLC - 5.1%
Soleus Capital Group, LLC - 5.1%
Soleus Capital Management, L.P. - 5.1%
Soleus GP, LLC - 5.1%
Guy Levy - 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Soleus Capital Special Opportunities Fund, L.P. - 0
Soleus Capital Master Fund, L.P. - 2,262,026
Soleus Capital, LLC - 2,262,026
Soleus Capital Group, LLC - 2,262,026
Soleus Capital Management, L.P. - 2,262,026
Soleus GP, LLC - 2,262,026
Guy Levy - 2,262,026
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Soleus Capital Special Opportunities Fund, L.P. - 0
Soleus Capital Master Fund, L.P. - 2,262,026
Soleus Capital, LLC - 2,262,026
Soleus Capital Group, LLC - 2,262,026
Soleus Capital Management, L.P. - 2,262,026
Soleus GP, LLC - 2,262,026
Guy Levy - 2,262,026

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Capital Special Opportunities Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Soleus GP LLC: /s/ Guy Levy, Guy Levy/Managing Member (02/11/2025)
- Guy Levy: /s/ Guy Levy, Guy Levy (02/11/2025)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)